Exhibit 1

MEDIA RELEASE

4 JUNE 2014

WESTPAC APPOINTS NEW CHIEF RISK OFFICER

Westpac Group Chief Executive Officer, Gail Kelly, today announced the retirement of Greg Targett from Westpac’s executive team and the appointment of Alexandra Holcomb to the position of Chief Risk Officer.

Mr Targett retires after a 35 year career in banking, including the past five years as Westpac’s Chief Risk Officer. He joined Westpac following its merger with St.George, where he was also Chief Risk Officer.

Mrs Kelly thanked Mr Targett for his significant contribution to Westpac, including guiding the Group through a new regulatory environment following the global financial crisis.

“Greg’s diligent and focused approach has enabled the Group to implement a vast array of regulatory changes while minimising disruption to our business.

“He has also played a key role in ensuring Westpac has a sector leading credit quality loan book. Greg has had a distinguished banking career and we wish him well in his post-executive life,” Mrs Kelly said.

Ms Holcomb joined Westpac in 1996 from management consulting firm Booz Allen & Hamilton where she specialised in international credit. She has held a number of senior executive positions within Westpac Institutional Bank, as well as in Group Strategy and Mergers & Acquisitions.

She is currently General Manager, Global Transactional Services. Her responsibilities include transactional banking and trade sales and services for institutional and corporate customers, as well as managing Westpac’s payments, trade products and related infrastructure. She also leads Westpac’s industry payments and trade regulatory agenda, including real time payments, and was previously responsible for developing Westpac’s Asia strategy.

Mrs Kelly said: “I am delighted with Alex’s appointment as Chief Risk Officer. She is a deeply experienced financial services executive who has made major contributions in strategic, customer and operational roles at Westpac.

“Having started her career in credit risk, Alex’s subsequent roles have given her deep insight into broader areas of compliance, operational and technology risk. This, coupled with her expertise both domestically and internationally across strategy and management, ideally positions her to lead the Group’s strong risk function.

“This internal promotion further demonstrates the depth of talent within the Group and our ability to identify and develop our leaders,” Mrs Kelly said. Ms Holcomb will take up her new position on 1 August 2014.

WESTPAC BANKING CORPORATION ABN 33 007 457 141

Alexandra Holcomb

Ms Holcomb has held a number of senior positions since joining Westpac in 1996. She has been in her current position as General Manager of Global Transactional Services since 2005. Her previous positions included General Manager Group Strategy, M&A and Major Projects; Group Executive, Group Strategy and Head of Westpac Institutional Bank Strategy. From 1992 to 1996 she was a senior executive with Booz Allen & Hamilton International where she specialised in international credit, working in Singapore and Australia. Before that she worked with Barclays Bank and Chase Manhattan Bank in New York.

Alex is currently Chairman of Westpac’s Payments Advisory Group, a Member of the NSW Government Financial Management Transformation’s External Expert Advisory Board, and a Director of the Bankers’ Association of Finance and Trade.

Ms Holcomb is an American and Australian citizen. She studied English and Economics at Cornell University, and has an MBA from Wharton and an MA and from the University of Pennsylvania.

For Further Information

Samantha Stevens	Andrew Bowden
Westpac Media Relations	Westpac Investor Relations
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